UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended March 31, 2026
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

NAVIGATOR HOLDINGS Ltd.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2026

The Information under “Part I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2026, and Unaudited Condensed Consolidated Financial Statements” of this report on Form 6-K is incorporated by reference into the following registration statements of the registrant: Form F-3 (File No. 333-272980) originally filed with the Securities and Exchange Commission on June 28, 2023; and Form S-8 (File No. 333-278593) originally filed with the Securities and Exchange Commission April 10, 2024.

PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2026, and Unaudited Condensed Consolidated Financial Statements

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including without limitation, in relation to our financial forecast, and our investments, such as our newbuild vessels, joint ventures and co-investments, their respective terms and benefits, and their anticipated timing of completion, and commercialization, the potential Company Redomiciliation (as defined below), and the Proposed Unigas Transaction (as defined below). In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate, as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some, but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:

•future operating or financial results, including those from our joint ventures;
•potential acquisitions, vessel sales, joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions, newbuild vessels, and purchases of vessels, and for other corporate activities;
•future capital expenditures needed to preserve our asset base;
•the availability of vessels to purchase, the time it may take to construct new vessels, or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term time charters or voyage charters with our customers;
•our vessels engaging in ship-to-ship transfers of cargoes, which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including in Central or South America, the Russian-Ukraine war, conflicts in the Israel-Gaza region, and conflict in the Middle East involving Iran and the Strait of Hormuz, and associated repercussions to supply and demand for oil and gas and the economy generally, as well as possible effects of trade disruptions;
•the severity and duration of any climate and weather-related events;
•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations, including tariffs, taxes, trade restrictions, port fees, or other actions taken by regulatory authorities;
•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination attributable to any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes;
•global epidemics or other health crises, including the impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders, including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;
•the impact of cyber- crime and the changing financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below);

•our expectations about the receipt of new building vessels, by us and our joint ventures, and the timing of the receipt thereof;
•the financial performance of the Unigas Pool (as defined below);
•whether the Company Redomiciliation is ultimately completed and the impacts thereof; and
•other factors discussed in our Annual Report on Form 20-F and the other reports and documents we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise, except as required by law. We make no prediction or statement about the performance of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” "Navigator Gas," “our,” “we,” “us,” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refer to the 54 vessels we owned and operated as of May 6, 2026.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 12, 2026 (the “2025 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

First Quarter Financial Highlights.

•On May 6, 2026, pursuant to the Company's capital return policy (the "Capital Return Policy"), the Board of Directors of the Company declared a cash dividend of $0.07 per share of the Company's common stock for the quarter ended March 31, 2026, payable on June 10, 2026, to all shareholders of record as of the close of business U.S. Eastern Time on May 20, 2026 (the “Dividend”). The aggregate amount of the Dividend is expected to be approximately $4.3 million, which the Company anticipates will be funded from cash on hand.

•Also as part of the Company's Capital Return Policy for the quarter ended March 31, 2026, the Company expects to repurchase approximately $6.3 million of its common stock between May 8, 2026, and June 30, 2026, subject to operating needs, market conditions, legal requirements, stock price and other circumstances (the “Share Repurchases”), such that the Dividend and the Share Repurchases together equal 30% of net income for the quarter ended March 31, 2026.

•On May 5, 2026, the Board of Directors of the Company approved a revision to the Company's existing Capital Return Policy first announced in May 2023 and revised in November 2025 (the "2026 Revised Capital Return Policy") to take effect from and applying to, the quarter ending June 30, 2026. Under the 2026 Revised Capital Return Policy, the Company intends, subject to operating needs and other circumstances, to pay its existing quarterly cash dividend of $0.07 per share (the "Fixed Element") and return additional capital in the form of further cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable component, together equal 35% of net income for the applicable quarter, increased from 30% of net income under the Company's existing Capital Return Policy. Declarations of any dividends in the future, and the amount of any such dividends under the 2026 Revised Capital Return Policy, are subject to approval by the Company's Board.

•On March 31, 2026, the Company paid a dividend of $0.07 per share of the Company’s common stock to all shareholders of record as of the close of business U.S. Eastern Time on March 23, 2026, totaling $4.3 million, and the Company repurchased 50,473 shares of common stock in the open market between March 16, 2026, and March 31, 2026, at an average price of $19.34 per share, totaling $1.0 million, all as part of the Company's Capital Return Policy for the quarter ended December 31, 2025.

•On March 23, 2026, the Company closed a secondary public offering of a total of 8.0 million shares of common stock by BW Group Limited, as the selling shareholder, at a public offering price of $17.50 per share. The Company did not offer any of its shares of common stock in the offering and did not receive any proceeds from the sale of its common stock by the selling shareholder in the offering. Concurrent and as part of the offering, the Company purchased from the underwriters 3,500,000 shares of common stock offered by the selling shareholder in the offering, at a price per share of $17.50, which was equal to the price per share paid by the underwriters to the selling shareholder in the offering. The share repurchase totaled $61.2 million and was funded with cash on hand.

•The Company reported total operating revenues of $140.6 million for the three months ended March 31, 2026, compared to $151.4 million for the three months ended March 31, 2025.
•Net income attributable to stockholders of the Company was $35.5 million for the three months ended March 31, 2026, compared to $27.0 million for the three months ended March 31, 2025.
•Adjusted net income attributable to stockholders of the Company1 was $33.1 million for the three months ended March 31, 2026, compared to $25.5 million for the three months ended March 31, 2025. During the three months ended March 31, 2026, the Company revised its definition of adjusted net income attributable to stockholders of the Company to no longer exclude profit/loss on sale of vessels. The Company believes this change provides improved comparability and better reflects the Company’s ongoing process of fleet renewal as business in the ordinary course. Prior‑period adjusted net income attributable to stockholders of the Company presented has been recast to conform to the current‑period presentation.
•EBITDA2 was $80.3 million for the three months ended March 31, 2026, compared to $74.3 million for the three months ended March 31, 2025.

1 Adjusted net income attributable to stockholders of Navigator Holdings Ltd. is not a measurement prepared in accordance with U.S. GAAP. Adjusted net income attributable to stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. adjusted to exclude realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs, and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company but they do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

2 EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs, and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company but they do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

•Adjusted EBITDA2 was $65.9 million for the three months ended March 31, 2026, compared to $72.8 million for the three months ended March 31, 2025.

•Basic earnings per share attributable to stockholders of the Company was $0.55 for the three months ended March 31, 2026, compared to $0.39 per share for the three months ended March 31, 2025, with the increase primarily due to an increase in net income attributable to stockholders of Navigator Holdings Ltd., and by a lower number of shares of common stock in issue in the three months ended March 31, 2026, compared to the three months ended March 31, 2025.

•Adjusted basic earnings per share attributable to stockholders3 of the Company was $0.51 per share for the three months ended March 31, 2026, compared to $0.37 per share for the three months ended March 31, 2025, driven primarily by an increase in adjusted net income attributable to stockholders of Navigator Holdings Ltd., and by a lower number of shares of common stock in issue in the three months ended March 31, 2026, compared to the three months ended March 31, 2025. During the three months ended March 31, 2026, the Company revised its definition of adjusted net income to no longer exclude profit/loss on sale of vessels. The Company believes this change provides improved comparability and better reflects the Company’s ongoing process of fleet renewal as business in the ordinary course. Prior‑period adjusted net income presented has been recast to conform to the current‑period presentation.

•The Company reduced its debt by $3.1 million to $897.1 million (net of deferred financing costs) during the three months ended March 31, 2026, as the Company made net repayments on loan facilities and revolving credit facilities of $29.9 million, offset by the drawdown of $26.8 million from the March 2026 Senior Secured Term Loan (as defined below). The Company reduced its debt by $33.0 million to $900.2 million (net of deferred financing costs) during the three months ended December 31, 2025, as the Company made net repayments on loan facilities and revolving credit facilities of $33.0 million.

•At March 31, 2026, the Company's cash, cash equivalents, and restricted cash were $199.6 million, and together with available but undrawn credit facilities of $91.4 million, the Company's total liquidity as of March 31, 2026, was $291.0 million, compared to $204.9 million as of December 31, 2025, and $139.0 million as of March 31, 2025.

•On April 14, 2026, the Company signed a non-binding letter of intent with Bernhard Schulte (Singapore) Holdings Pte. Ltd. (“Bernhard Schulte”) and Sloman Neptun Schiffahrts-Aktiengesellschaft ("Sloman Neptune") for the sale by the Company to Bernhard Schulte and Sloman Neptun of eight gas carriers (the “Unigas Vessels”) as well as the Company’s shareholding in Unigas International B.V. ("Unigas B.V."), the entity which commercially manages the Unigas Vessels (the "Unigas Pool"), for an aggregate purchase price of approximately $183 million (the "Proposed Unigas Transaction"). The combined book value and outstanding loan facilities in respect of the Unigas Vessels and the Company's holding in Unigas B.V. in the Company's accounts at March 31, 2026, were approximately $117 million and $54 million respectively. Closing of the Proposed Unigas Transaction is subject to the execution of definitive vessel and share sale documentation, approval by the boards of directors of Navigator Gas, Bernhard Schulte and Sloman Neptun, any regulatory approvals, and other customary closing conditions. The parties anticipate closing the Proposed Unigas Transaction by the fourth quarter of 2026. We cannot assure you that the Proposed Unigas Transaction will be completed on the terms set out in the non-binding letter of intent as described above, or at all.
3 Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are not measurements prepared in accordance with U.S. GAAP. Adjusted Basic Earnings per Share represents basic earnings per share adjusted to exclude realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs, and other income. Adjusted Diluted Earnings per Share represents Adjusted Basic Earnings per Share adjusting the weighted average number of common shares used for calculating Adjusted Basic Earnings per Share for the effects of all potentially dilutive shares. Management believes that EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company but they do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

Other Highlights and Developments.
Fleet Operational Update

The average daily time charter equivalent (“TCE”) rate across the fleet was $29,684 for the three months ended March 31, 2026, compared to $30,476 for the three months ended March 31, 2025, and $30,647 for the three months ended December 31, 2025.

Utilization across the fleet was a normalized 90.6% for the three months ended March 31, 2026, compared to 92.4% for the three months ended March 31, 2025, and 90.0% for the three months ended December 31, 2025.

We continue to monitor the ongoing geopolitical situation in the Middle East. During the three months ended March 31, 2026, none of our vessels operated in, or transited through, the region, and we have not experienced any significant operational impact.

Given the timing of developments in the Middle East and our diversified fleet and cargo portfolio, any indirect effects, including potential impacts on global shipping markets arising from the disruption and closure of the Strait of Hormuz, have not materially impacted our financial results for the three months ended March 31, 2026. Then as continuing constraints on shipping routes and disruptions in supply chains have led to changes in vessel supply and demand dynamics, and with elevated oil prices and supply constraints incentivizing alternative feedstocks, we have to date seen a beneficial impact on our segment of the shipping market in the second quarter of 2026.

As of March 31, 2026 we had 32 vessels engaged under time charters, 15 vessels on spot voyage charters and contracts of affreightment ("COAs"), and eight vessels operating in the independently managed Unigas Pool. As of March 31, 2026, for the 12-month period commencing April 1, 2026, approximately 36% of our available days are covered by time charter contracts. For the same forward-looking 12-month period, our midsize vessels are exclusively on time charters, about 70% of our fully and semi-refrigerated vessels are on time charters, and about 75% of our ethylene-capable handysize vessels are expected to be employed in the spot voyage market.

The handysize 12‑month forward‑looking market assessment for semi‑refrigerated vessels increased by $9,000 per calendar month (“pcm”) from the end of the fourth quarter of 2025 to $965,000 pcm at the end of the first quarter of 2026.

The handysize 12‑month forward‑looking market assessment for fully refrigerated vessels increased by $10,000 pcm from the end of the fourth quarter of 2025 to $785,000 pcm at the end of the first quarter of 2026.

The handysize 12-month forward-looking market assessment for ethylene-capable vessels remained unchanged from the end of the fourth quarter of 2025 to the end of the first quarter of 2026, at $1,025,000 pcm.

Ethylene Export Terminal

We own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture") with Enterprise Products Partners.

Our share of the results of our equity investment in the Ethylene Export Terminal was a gain of $2.6 million for the three months ended March 31, 2026, compared to a loss of $0.9 million for the three months ended March 31, 2025, and a gain of $0.9 million for the three months ended December 31, 2025.

The Ethylene Export Terminal throughput for the three months ended March 31, 2026, was 300,537 metric tons ("mts"), compared to 85,553 mts for the three months ended March 31, 2025, and 191,707 mts for the three months ended December 31, 2025, and exceeding the quarterly average throughout 2025 of 204,000 mts. During the first quarter of 2026, 100% of exports were destined for Europe, with no volumes shipped to Asia or the Middle East.

We expect throughput for the second quarter of 2026 to be at or above the first quarter of 2026, supported by strong demand from Europe, and influenced by the geopolitical disruptions that have led to changes in vessel supply and demand dynamics and elevated oil prices and supply constraints, all of which are currently incentivizing exports of U.S. produced ethylene and ethane.

Total ethane exports from the U.S. continued to rise in the first quarter of 2026, with the four export terminals at Morgans Point, Beaumont, Nederland and Marcus Hook having throughput of approximately 3,150,000 mts, with the majority moving to China, compared to the average quarterly throughput in 2025 of 2,633,000 mts. The increase was driven by additional export capacity that came on stream in August 2025 at the Beaumont terminal, operated by Enterprise Products Partners.

Our Ethylene Export Terminal, owned by the Export Terminal Joint Venture, includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, and has the capacity to export at least 1.55 million tons of ethylene per year and load ethylene-capable gas carriers at rates of 1,000 tons per hour. Since January 2026, three new offtake contracts related to the Ethylene Export Terminal’s available ethylene volumes have been signed by new customers, and we continue to expect that additional capacity will be contracted during 2026. Until further offtake contracts are signed, volumes will be sold and made available on a spot contract basis.

2026 Revised Capital Return Policy

The Company’s existing Capital Return Policy was further revised by the Board of the Company on May 5, 2026, commencing with, and applying to, the dividend relating to the quarter ending June 30, 2026. Under the 2026 Revised Capital Return Policy and subject to operating needs and other circumstances, the Company intends to continue to pay the Fixed Element and return additional capital in the form of further cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable element, together equal 35% of net income for the applicable quarter, increased from 30% of net income under the Company's existing Capital Return Policy.

Any acquisition of the Company’s common stock under the 2026 Revised Capital Return Policy may be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission. The timing and amount of any dividends and share repurchases under the 2026 Revised Capital Return Policy will be determined by Navigator’s Board of Directors and management and will depend on market conditions, legal requirements, stock price, alternative uses of capital, financial results and earnings, restrictions in our debt agreements, required capital expenditures, and the provisions of Marshall Islands law affecting the payment of dividends to shareholders, as well as other factors. The 2026 Revised Capital Return Policy does not oblige Navigator to pay any dividends or repurchase any of its shares and the 2026 Revised Capital Return Policy, including dividends and repurchases of shares of common stock, may be suspended, discontinued or modified by the Company at any time, for any reason.

Existing Capital Return Policy

Under the existing Capital Return Policy, until the 2026 Revised Capital Return Policy takes effect from, and applying to, the quarter ending June 30, 2026 and subject to operating needs and other circumstances, the Company intends to pay the Fixed Element and return additional capital in the form of further cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable element, together equal at least 30% of net income for the applicable quarter. Any acquisition of the Company’s common stock under the Capital Return Policy may be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

The timing and amount of any dividends and share repurchases under the existing Capital Return Policy will be determined by the Company's Board of Directors and management and will depend on market conditions, legal requirements, stock price, alternative uses of capital, financial results and earnings, restrictions in our debt agreements, required capital expenditures, and the provisions of Marshall Islands law affecting the payment of dividends to shareholders, as well as other factors. The existing Capital Return Policy does not oblige the Company to pay any dividends or repurchase any of its shares and the existing Capital Return Policy, including dividends and repurchases of shares of common stock, may be suspended, discontinued, or modified by the Company at any time, for any reason.

Financing

On March 2, 2026, the Company and certain of its subsidiaries entered into a $133.8 million senior secured pre- and post-delivery term loan (the “March 2026 Senior Secured Term Loan”) with ABN AMRO Bank N.V., Credit Agricole Corporate & Investment Bank and, Nordea Bank Abp, filial i Norge to partially finance the construction across two tranches of two of its ethylene newbuild vessels, Navigator Parsec and Navigator Pleione, and will use cash on hand to pay the remainder of the construction costs. The March 2026 Senior Secured Term Loan matures five years after delivery of the second vessel, and the borrowers have the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery period and then each tranche amortizes from each vessel delivery, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points. As of March 31, 2026, the facility was partially drawn in the amount of $26.8 million.

The Company expects to finance the cost of its other two ethylene newbuild vessels, Navigator Proxima and Navigator Polaris, and its two ammonia vessels, Navigator Amundsen and Navigator Archer, using debt and cash on hand, and the Company is well-progressed with arranging such third-party debt finance, targeting closing in May and June 2026 respectively.

Vessel Sales

Navigator Pegasus, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier, was held for sale as of March 31, 2026, and was subsequently sold to an independent third party on April 17, 2026, for net proceeds of $30.5 million, generating a profit on sale of approximately $15.2 million.

Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was sold to an independent third party on January 28, 2026, for net proceeds of $4.0 million, generating a profit on sale of approximately $1.8 million.

Navigator Saturn, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier, was sold to an independent third party on January 28, 2026, for net proceeds of $15.9 million, generating a profit on sale of approximately $10.3 million.

On January 6, 2026, following the natural cessation of the Company's PT Navigator Khatulistiwa (“PTNK”) business in Indonesia in February 2025, Navigator Pluto was transferred to an entity under common control of the Company in order to continue operating within the group's ordinary fleet.

Unigas

On April 14, 2026, the Company signed a non-binding letter of intent with Bernhard Schulte (Singapore) Holdings Pte. Ltd. (“Bernhard Schulte”) and Sloman Neptun Schiffahrts-Aktiengesellschaft ("Sloman Neptune") for the sale by the Company to Bernhard Schulte and Sloman Neptun of eight gas carriers (the “Unigas Vessels”) as well as the Company’s shareholding in Unigas International B.V. ("Unigas B.V."), the entity which commercially manages the Unigas Vessels (the "Unigas Pool"), for an aggregate purchase price of approximately $183 million (the "Proposed Unigas Transaction"). The combined book value and outstanding loan facilities in respect of the Unigas Vessels and the Company's holding in Unigas B.V. in the Company's accounts at March 31, 2026, were approximately $117 million and $54 million respectively. Closing of the Proposed Unigas Transaction is subject to the execution of definitive vessel and share sale documentation, approval by the boards of directors of Navigator Gas, Bernhard Schulte and Sloman Neptun, any regulatory approvals, and other customary closing conditions. The parties anticipate closing the Proposed Unigas Transaction by the fourth quarter of 2026. We cannot assure you that the Proposed Unigas Transaction will be completed on the terms set out in the non-binding letter of intent as described above, or at all.

The following table presents the Unigas Vessels to be sold:

Unigas Vessels	Capacity (m3)	Year Built
Happy Pelican	6,800	2012
Happy Penguin	6,800	2013
Happy Condor	9,000	2008
Happy Osprey	12,000	2013
Happy Kestrel	12,000	2013
Happy Peregrine	12,000	2014
Happy Albatross	12,000	2015
Happy Avocet	12,000	2017

Should the Proposed Unigas Transaction complete, Navigator Gas will fully exit the Unigas Pool and proceeds are expected to be used for general corporate purposes. The Proposed Unigas Transaction is consistent with the Company’s ongoing focus on fleet optimization and disciplined capital allocation. The Unigas Vessels, with an average age of 13 years, represent non-core tonnage, and the Proposed Unigas Transaction will allow the Company to focus on its long-term fleet strategy which is centered on growing and consolidating handysize and midsize ethylene-capable vessels.

Legal Updates

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations related to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities related to nine individuals and concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and was ordered to pay compensation of approximately $173 million. On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Indonesia and we continue to monitor developments.

We are not aware of any link or connection between the Company or PTNK, our Indonesian joint venture, and the investigation or its findings other than through Mr. Adrianto, who served as a director of PTNK until September 2025, when he was replaced as a director of PTNK.

Following this, we continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.

Unaudited Results of Operations for the Three Months Ended March 31, 2026, compared to the Three Months Ended March 31, 2025

	Three months ended March 31, 2025	Three months ended March 31, 2026	Percentage change
	(in thousands, except percentage change)
Operating revenues	$139,903	$129,837	(7.2)%
Operating revenues – Unigas Pool	11,504	10,782	(6.3)%
Total operating revenues	151,407	140,619	(7.1)%

Brokerage commission	1,915	1,814	(5.3)%
Voyage expenses	20,661	19,398	(6.1)%
Vessel operating expenses	47,014	45,814	(2.6)%
Depreciation and amortization	34,186	31,933	(6.6)%
General and administrative costs	8,124	10,251	26.2%
Profit from sale of vessel	—	(12,064)	—
Total net operating expenses	111,900	97,146	(13.2)%

Operating income	39,507	43,473	10.0%
Unrealized (loss)/gain on non-designated derivative instruments	(2,262)	1,593	(170.4)%
Interest expense	(12,692)	(12,115)	(4.5)%
Interest income	1,121	1,128	0.6%
Net Other income	4,801	1,337	(72.2)%
Unrealized foreign exchange loss	(991)	(591)	(40.4)%
Income before taxes and share of result of equity method investments	29,484	34,825	18.1%
Income taxes	143	(1,036)	(823.4)%
Share of result of equity method investments	(904)	2,596	(387.3)%
Net income	28,723	36,385	26.7%
Net income attributable to non-controlling interest	(1,687)	(923)	(45.3)%
Net income attributable to stockholders of Navigator Holdings Ltd.	$27,036	$35,462	31.2%

The following table presents selected operating data for the three months ended March 31, 2026, and 2025, which we believe are useful in understanding the basis of movements in our operating revenues.

	Three months ended March 31, 2025	Three months ended March 31, 2026
Fleet Data*:
Weighted average number of vessels	48.0	47.3
Ownership days	4,321	4,257
Available days	4,234	4,105
Earning days	3,913	3,721
Fleet utilization	92.4%	90.6%
Average daily Time Charter Equivalent**	$30,476	$29,684
* Fleet Data - Our eight owned smaller vessels in the independently managed Unigas Pool at March 31, 2026, compared to the nine owned smaller vessels in the independently managed Unigas Pool at March 31, 2025, are excluded. On December 28, 2025, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was redelivered from the Unigas Pool, which decreased the number of our vessels operating in the Unigas Pool from nine to eight.

** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding revenue from the Unigas Pool), less any voyage expenses, by the number of earning days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel's voyage-related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE as we believe it provides additional meaningful information. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to TCE for the periods presented.

	Three months ended March 31, 2025	Three months ended March 31, 2026
Average daily time charter equivalent***:	(in thousands, except earning days and average daily time charter equivalent rate)
Operating revenues	$139,903	$129,837
Voyage expenses	20,661	19,398
Operating revenues less voyage expenses	$119,242	$110,439

Earning days	3,913	3,721
Average daily time charter equivalent	$30,476	$29,684
*** Operating revenues and voyage expenses of our eight owned smaller vessels in the independently managed Unigas Pool at March 31, 2026, compared to the nine owned smaller vessels in the independently managed Unigas Pool at March 31, 2025, are excluded. On December 28, 2025, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was redelivered from the Unigas Pool which decreased the number of our vessels operating in the Unigas Pool from nine to eight.

Operating Revenues. Operating revenues, net of address commissions, were $129.8 million for the three months ended March 31, 2026, a decrease of $10.1 million or 7.2% compared to $139.9 million for the three months ended March 31, 2025. This decrease was primarily due to:
•    a decrease of approximately $3.0 million attributable to a decrease in average monthly TCE rates, which decreased to an average of approximately $29,684 per vessel per day ($902,885 per vessel pcm) for the three months ended March 31, 2026, compared to an average of approximately $30,476 per vessel per day ($926,990 per vessel pcm) for the three months ended March 31, 2025;
•    a decrease of approximately $2.1 million attributable to a decrease in fleet utilization, which decreased to 90.6% for the three months ended March 31, 2026, compared to 92.4% for the three months ended March 31, 2025;

•    a decrease of approximately $3.6 million or 3.1%, attributable to a net 129-day decrease in vessel available days for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, primarily as a result of the sale of Navigator Saturn during the three months ended March 31, 2026, compared to the three months ended March 31, 2025, and
•    a decrease of approximately $1.3 million, primarily attributable to a decrease in invoiced pass-through voyage expense for the three months ended March 31, 2026, compared to the three months ended March 31, 2025.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $10.8 million, a decrease of 6.3% for the three months ended March 31, 2026, compared to $11.5 million for the three months ended March 31, 2025. This decrease was due to Happy Falcon being redelivered from the Unigas Pool decreasing the number of our vessels operating in the pool from nine to eight, and decreased utilization across the pool fleet. These operating revenues represent our share of the operating revenues earned from our eight vessels operating within the independently managed Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, were $1.8 million for the three months ended March 31, 2026, compared to $1.9 million for the three months ended March 31, 2025.
Voyage Expenses. Voyage expenses decreased by $1.3 million or 6.1% to $19.4 million for the three months ended March 31, 2026, from $20.7 million for the three months ended March 31, 2025. These voyage expenses are effectively pass-through costs and correspond to a decrease in operating revenues of the same amount.

Vessel Operating Expenses. Vessel operating expenses decreased by $1.2 million or 2.6% to $45.8 million for the three months ended March 31, 2026, from $47.0 million for the three months ended March 31, 2025. Average daily vessel operating expenses decreased by $10 per vessel per day, or 0.11%, to $9,154 per vessel per day for the three months ended March 31, 2026, compared to $9,164 per vessel per day for the three months ended March 31, 2025, mainly driven by lower crewing costs due to vessel disposals and the timing of project related expenses incurred during the three months ended March 31, 2026 compared to the three months ended March 31, 2025.
Depreciation and Amortization. Depreciation and amortization decreased by $2.3 million to $31.9 million for the three months ended March 31, 2026, compared to $34.2 million for the three months ended March 31, 2025. The decrease is as a result of the sale of Navigator Gemini, Navigator Saturn, and Happy Falcon, offset by the Purchased Vessels during the first quarter of 2025, and additionally Navigator Pluto is fully depreciated for the three months ended March 31, 2026, compared to a depreciation charge of $1.3 million for the three months ended March 31, 2025. Depreciation and amortization included amortization of capitalized drydocking costs of $5.5 million for the three months ended March 31, 2026, and $5.7 million for three months ended March 31, 2025.
General and Administrative Costs. General and administrative costs increased by $2.1 million to $10.3 million for the three months ended March 31, 2026, compared to $8.1 million for the three months ended March 31, 2025. The increase is primarily driven by project-specific legal and professional fees, as well as increased office-related expenses.
Profit from Sale of Vessels. Profit from sale of vessels for the three months ended March 31, 2026, was $12.1 million related to the sales of Navigator Saturn and Happy Falcon in January 2026, compared to no sale of vessels for the three months ended March 31, 2025.
Unrealized Gain/Loss on Non-Designated Derivative Instruments. The unrealized gain of $1.6 million on non-designated derivative instruments for the three months ended March 31, 2026 relates to a non-cash fair value gain on interest rate swaps that are used to hedge a number of our variable rate secured term loan and revolving credit facilities, as a result of increases in forward U.S. Dollar SOFR interest rates. This is compared to an unrealized loss of $2.3 million for the three months ended March 31, 2025.

Interest Expense. Interest expense decreased by $0.6 million, or 4.5%, to $12.1 million for the three months ended March 31, 2026, from $12.7 million for the three months ended March 31, 2025. This is primarily a result of a decrease in the average amount of debt outstanding, offset by lower U.S. dollar SOFR rates and lower average margins paid by the Company for the three months ended March 31, 2026, compared to the three months ended March 31, 2025.
Unrealized Foreign Exchange Loss. The unrealized foreign exchange loss of $0.6 million for the three months ended March 31, 2026, relates to losses on foreign currency cash balances held, driven primarily by the Indonesian Rupiah weakening against the U.S. dollar during the three months ended March 31, 2026, compared to an unrealized foreign exchange loss of $1.0 million for the three months ended March 31, 2025.
Net other income. The Company recognized $1.3 million for the three months ended March 31, 2026 in other income from a third party relating to a claim for damages caused to Navigator Neptune in 2021. The amount is the final settlement and no further amounts in relation to this matter are anticipated, compared to $4.8 million three months ended March 31, 2025 in other income from a third party relating to a claim and damages caused to Navigator Aries in 2016.

Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world, including those incorporated in the United States of America. Income taxes were an expense of $1.0 million for the three months ended March 31, 2026, compared to a credit of $0.1 million for the three months ended March 31, 2025, primarily related to movements in current and deferred taxes in relation to our equity investment in the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $2.6 million for the three months ended March 31, 2026, compared to a loss of $0.9 million for the three months ended March 31, 2025. Volumes exported through the Ethylene Export Terminal were 300,537 tons for the three months ended March 31, 2026, compared to 85,553 tons for the three months ended March 31, 2025.
Non-Controlling Interests. On September 30, 2022, the Company entered into a joint venture (the "Navigator Greater Bay Joint Venture") with Greater Bay Gas Co. Ltd. ("Greater Bay Gas"). The Navigator Greater Bay Joint Venture was owned 60% by the Company and 40% by Greater Bay Gas. On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million. The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest. Net income attributable to Greater Bay Gas of $0.7 million is presented as part of the non-controlling interest in our financial results for the three months ended March 31, 2026, compared to net income attributable of $1.6 million for the three months ended March 31, 2025.

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of net income to EBITDA and adjusted EBITDA for the three months ended March 31, 2026, and 2025:

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands)
Net income	$28,723	$36,385
Net interest expense	11,571	10,987
Income taxes	(143)	1,036
Depreciation and amortization	34,186	31,933
EBITDA[4]	74,337	80,341
Unrealized loss/(gain) on non-designated derivative instruments	2,262	(1,593)
Unrealized foreign exchange loss	991	591
Net other income	(4,801)	(1,337)
Profit from sale of vessels	—	(12,064)
Adjusted EBITDA[4]	$72,789	$65,938

4 EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs, and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company but they do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

The following table shows a reconciliation of net income attributable to stockholders of Navigator Holdings Ltd. to adjusted net income attributable to stockholders of Navigator Holdings Ltd., for the three months ended March 31, 2026 and 2025:

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands except earnings per share and number of shares)
Net income attributable to stockholders of Navigator Holdings Ltd.	$27,036	$35,462
Unrealized loss /(gain) on non-designated derivative instruments	2,262	(1,593)
Unrealized foreign exchange loss	991	591
Net other income	(4,801)	(1,337)
Adjusted net income attributable to stockholders of Navigator Holdings Ltd. [5]	$25,488	$33,123

Earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic	$0.39	$0.55
Diluted	$0.39	$0.54

Adjusted Basic[6]	$0.37	$0.51
Adjusted Diluted[6]	$0.36	$0.50

Basic weighted average number of shares	69,380,259	64,936,248
Diluted weighted average number of shares	70,093,465	65,630,318

During the three months ended March 31, 2026, the Company revised its definition of adjusted net income attributable to stockholders of Navigator Holdings Ltd. to no longer exclude profit/loss on sale of vessels. The Company believes this change provides improved comparability and better reflects the Company’s ongoing process of fleet renewal as business in the ordinary course. Prior‑period adjusted net income attributable to stockholders of Navigator Holdings Ltd. has been recast to conform to the current‑period presentation.

5 Adjusted net income attributable to stockholders of Navigator Holdings Ltd. is not a measurement prepared in accordance with U.S. GAAP.
Adjusted net income attributable to stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. adjusted to exclude realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs, and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company but they do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

6 Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are not measurements prepared in accordance with U.S. GAAP.
Adjusted Basic Earnings per Share represents basic earnings per share adjusted to exclude realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs, and other income. Adjusted Diluted Earnings per Share represents Adjusted Basic Earnings per Share adjusting the weighted average number of common shares used for calculating Adjusted Basic Earnings per Share for the effects of all potentially dilutive shares. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd., Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are useful to investors in evaluating the operating performance of the Company but they do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations, or any other GAAP measure.

Liquidity and Capital Resources

Liquidity and Cash Needs. Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings, proceeds from vessel sales, and proceeds from bond issuances.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and quarterly repayment of bank loans. We also expect to use funds in connection with our Capital Return Policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, payments for the Four Ethylene Newbuild Vessels (as defined below), the Ammonia Newbuild Vessels (as defined below) and other potential future joint ventures, future vessel newbuilds, related investments, and other potential future vessel acquisitions, and or related port or terminal projects.

The Company repaid $28.5 million of the revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility in June 2025 and $62.9 million of the revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility in August 2025, totaling $91.4 million.

As of March 31, 2026, the Company had unrestricted cash and cash equivalents of $150.0 million, restricted cash of $49.6 million, and available but undrawn credit facilities of $91.4 million, providing the Company with total liquidity of $291.0 million.

On April 2, 2026, in light of ongoing geopolitical developments in the Middle East and related market uncertainty, the Company drew $28.5 million of the revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility and $62.9 million of the revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility, totaling $91.4 million as a precautionary liquidity measure, placing the money on deposit. The Company continues to monitor market conditions and intends to repay the revolving credit amounts when conditions stabilize, subject to the availability of cash and cash equivalents and other capital allocation considerations.
Our secured term loan facilities and revolving credit facilities contain covenants that require the Company to maintain liquidity of no less than (i) up to $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $38.3 million as of March 31, 2026), whichever is greater.

March 2026 Senior Secured Term Loan. On March 2, 2026, the Company and certain of its subsidiaries entered into a $133.8 million senior secured pre- and post-delivery term loan (the “March 2026 Senior Secured Term Loan”) with ABN AMRO Bank N.V., Credit Agricole Corporate & Investment Bank and, Nordea Bank Abp, filial i Norge to partially finance the construction across two tranches of two of its ethylene newbuild vessels, Navigator Parsec and Navigator Pleione, and will use cash on hand to pay the remainder of the construction costs. The March 2026 Senior Secured Term Loan matures five years after delivery of the second vessel, and the borrowers have the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery period and then each tranche amortizes from each vessel delivery, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points. As of March 31, 2026, the facility was partially drawn in the amount of $26.8 million.

The Company expects to finance the cost of its other two ethylene newbuild vessels, Navigator Proxima and Navigator Polaris, and its two ammonia vessels, Navigator Amundsen and Navigator Archer, using debt and cash on hand, and the Company is well-progressed with arranging such third-party debt finance, targeting closing in May and June 2026 respectively.

Going Concern. The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are expected to be issued. We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.

Future Obligations. As of March 31, 2026, the Company had $1,388.4 million in outstanding future obligations, which includes principal repayments on long-term debt, including our Bonds, vessels under construction, and office lease commitments. Of the total outstanding obligation, $297.8 million falls due within the twelve months ending March 31, 2027, and the balance of $1,090.6 million falls due after March 31, 2027.
Capital Expenditures

On August 23, 2024, the Company entered into contracts to build the two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co. Ltd., in China (the "Original Newbuild Vessels"). As part of the agreements then made, the Company held an option to build two additional vessels of the same specification and price (the "Additional Newbuild Vessels" and, together with the Original Newbuild Vessels, the "Four Ethylene Newbuild Vessels"). On November 21, 2024, the Company exercised the option and entered into contracts to build the Additional Newbuild Vessels. The Four Ethylene Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Four Ethylene Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, including ethylene and ethane, to LPG and clean ammonia. Additionally, the Four Ethylene Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future, and they will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility.

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas. The Amon Joint Venture intends to acquire two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers, which will also be capable of carrying liquefied petroleum gas. On December 31, 2025, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel. Once delivered, subject to customary conditions, each of the Two Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to a five-year time charter with Yara Clean Ammonia.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, investing and financing activities for the three months ended March 31, 2026 and 2025:

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands)
Net cash provided by operating activities	$63,305	$41,816
Net cash (used in)/provided by investing activities	(107,557)	23,910
Net cash provided by/(used in) financing activities	44,464	(70,400)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(991)	(591)
Net decrease in cash, cash equivalents and restricted cash	$(779)	$(5,265)
Net Cash Provided by Operating Activities. Net cash provided by operating activities for the three months ended March 31, 2026, decreased to $41.8 million, from $63.3 million for the three months ended March 31, 2025, a decrease of $21.5 million. Net income increased by $7.0 million to $36.4 million for the three months ended March 31, 2026, after adjusting for non‑cash items, including unrealized losses on non‑designated derivative instruments and our share of results from equity method investments. However, this improvement in earnings was offset by a net decrease in working capital of $10.5 million during the period, driven primarily by increases in accounts receivable, insurance claim receivables, other current assets, accounts payable and accrued liabilities. This compared to an increase in net income of $3.8 million for the three months ended March 31, 2025 and an increase in working capital of $7.9 million during the three months ended March 31, 2025.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, operating expenditures, repairs and maintenance activity, the amount and duration of drydocks, and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 20-30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Three of our vessels completed their respective drydockings during the three months ended March 31, 2026.

We estimate the current cost of a five-year drydocking for one of our vessels to be approximately $1.5 million, a ten-year drydocking cost to be approximately $1.7 million, and the 15-year and 17-year drydocking costs to be approximately $2.0 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Cash Used in/Provided by Investing Activities. Net cash provided by investing activities was $23.9 million for the three months ended March 31, 2026, primarily related to $20.0 million of proceeds from the sale of Navigator Saturn and Happy Falcon, and distributions from our investment in the Ethylene Export Terminal of $4.8 million.

Net cash used in investing activities was $107.6 million for the three months ended March 31, 2025, primarily related to contributions to our investment in the Terminal Expansion Project of $4.0 million, $20.6 million as payments for our Four Ethylene Newbuild Vessels under construction, and $83.7 million for the purchase of the Purchased Vessels.
Cash Provided by/Used in Financing Activities. Net cash used in financing activities was $70.4 million for the three months ended March 31, 2026, primarily as a result of the Company's purchase of 3,500,000 shares of common stock from BW Group Limited and other share repurchase programs of $62.2 million, $29.3 million of scheduled quarterly debt and revolving credit facility repayments, and quarterly dividend payments of $4.3 million. These outflows were partially offset by a $26.8 million drawdown from our March 2026 Senior Secured Term Loan.

Net cash provided by financing activities was $44.5 million for the three months ended March 31, 2025, primarily as a result of the drawdown of the February 2025 Secured Term Loan of $74.6 million, offset by scheduled debt facility repayments totaling $26.3 million, and $1.9 million of share repurchases under our Return of Capital policy.

Secured Term Loan Facilities, Revolving Credit Facilities, and Terminal Facility

General. Navigator Gas LLC., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the Company's 2025 Annual Report.

The table below summarizes our facilities as of March 31, 2026:

Facility agreement	Original facility amount	Principal amount outstanding	Undrawn RCF component		Interest rate	Facility maturity date
	(in millions)
August 2021 Loan Agreement	67.0	29.1	—		Fixed 378 BPS	June 2026
February 2025 Secured Term Loan	74.6	74.6	—		Term SOFR + 180 BPS	August 2026/ February 2028[7]
October 2013 DB Credit Facility A	57.7	6.0	—		Comp SOFR + 247 BPS	April 2027
December 2022 Secured Term loan and RCF	111.8	39.4	28.5		Term SOFR + 209 BPS	September 2028
July 2015 DB Credit Facility B	60.9	14.0	—		Comp SOFR + 247 BPS	December 2028
July 2015 Santander Credit Facility B	55.8	14.0	—		Comp SOFR + 247 BPS	January 2029
March 2023 Secured Term Loan	200.0	100.2	—		Comp SOFR + 205 BPS	March 2029
December 2022 Secured Term Loan	151.3	117.1	—		Term SOFR + 220 BPS	December 2029
August 2024 Secured Term Loan and RCF	147.6	64.5	62.9		Term SOFR + 190 BPS	August 2030
May 2025 Secured Term Loan and RCF	300.0	280.0	—		Term SOFR + 170 BPS	May 2031
March 2026 Senior Secured Term Loan	133.8	26.8	—		Term SOFR + 150 BPS	January 2033
Total	$1,360.5	$765.7	$91.4	[8]

March 2026 Senior Secured Term Loan. On March 2, 2026, the Company and certain of its subsidiaries entered into a $133.8 million senior secured pre- and post-delivery term loan (the “March 2026 Senior Secured Term Loan”) with ABN AMRO Bank N.V., Credit Agricole Corporate & Investment Bank and, Nordea Bank Abp, filial i Norge to partially finance the construction across two tranches of two of its ethylene newbuild vessels, Navigator Parsec and Navigator Pleione, and will use cash on hand to pay the remainder of the construction costs. The March 2026 Senior Secured Term Loan matures five years after delivery of the second vessel, and the borrowers have the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery period and then each tranche amortizes from each vessel delivery, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points. As of March 31, 2026, the facility was partially drawn in the amount of $26.8 million.

Loan Facility Covenants. There are certain financial covenants within each of the Company’s secured loan facilities that are typical for transactions of this types. These covenants include:
•maintenance at all times of a minimum balance of cash and cash equivalents of up to the greater of $50 million and 5% of the total indebtedness;
•maintenance of the ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%;
•that the aggregate fair market value of the collateral vessels be no less than 110% of the aggregate amount outstanding under the relevant facility.

7 The February 2025 Secured Term Loan facility matures in August, 2026, however the borrower has an option to extend the facility for a further 18 months on payment of a $25 million partial bullet repayment, which if paid would extend the maturity date from August 2026 to February 2028.
8 On April 2, 2026, in light of ongoing geopolitical developments in the Middle East and related market uncertainty, the Company drew $28.5 million of the revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility and $62.9 million of the revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility, totaling $91.4 million as a precautionary liquidity measure, placing the money on deposit. The Company continues to monitor market conditions and intends to repay the revolving credit amounts when conditions stabilize, subject to the availability of cash and cash equivalents and other capital allocation considerations.

Restrictive Covenants. The secured loan facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenue generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also typically limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain the vessels, and include customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness, or non-compliance with security documents.

Borrowers are required to deliver quarterly compliance certificates, which are provided on a semi-annual basis on June 30 and December 31, including providing average valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuations, if the market value of the collateral vessels is less than 110% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 110% to 135% of the market value of the collateral vessels, as applicable. As of March 31, 2026, the Company considers that it was in full compliance with all such covenants under all of its facilities.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note "2—Summary of Significant Accounting Policies" to the Company's 2025 Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk. We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. We are party to a fixed-rate unsecured bond and our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loans and revolving credit facilities that bear interest at rates of SOFR plus margins of between 150 and 326 basis points. At March 31, 2026, $508.4 million of our outstanding debt (including our bond and excluding deferred finance costs) had fixed rates or was hedged using interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $397.0 million (excluding deferred finance costs) was not hedged and is therefore subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points would, all other things being equal, result in $4.0 million of additional annual interest expense on our indebtedness outstanding as of March 31, 2026.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk. Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenue is generated in U.S. Dollars. Our expenses are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily Euros, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk as of March 31, 2026.
Inflation. We are exposed to increases in operating costs arising from vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation, and we are subject to fluctuations as a result of general market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or contracts of affreightment ("COAs") increase. In the case of the 47 vessels owned and commercially managed by us as of March 31, 2026, 32 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel however a sharp rise in bunker prices may have a temporary negative effect on our results as, typically, freight rates do not adjust immediately, unless the charter contract includes a bunker adjustment clause.
Credit Risk. We may be exposed to credit risks in relation to vessel employment, and at times we may have multiple vessels employed by the same charterer. We consider and evaluate the concentration of credit risk and perform ongoing evaluations of these charterers. At March 31, 2026, five of our vessels were employed by the same charterer, resulting in a concentration of credit exposure with that counterparty, which we actively monitor as part of our ongoing credit risk assessment. We invest our surplus funds with reputable financial institutions, and as of March 31, 2026, all such deposits had maturities of no more than three months.

NAVIGATOR HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands except share and per share data)
Revenue
Operating revenues	$139,903	$129,837
Operating revenues – Unigas Pool	11,504	10,782
Total operating revenues	151,407	140,619
Expenses
Brokerage commission	1,915	1,814
Voyage expenses	20,661	19,398
Vessel operating expenses	47,014	45,814
Depreciation and amortization	34,186	31,933
General and administrative costs	8,124	10,251
Profit from sale of vessels	—	(12,064)
Total net operating expenses	111,900	97,146
Operating income	39,507	43,473
Other income/(expenses)
Unrealized (loss)/gain on non-designated derivative instruments	(2,262)	1,593
Interest expense	(12,692)	(12,115)
Interest income	1,121	1,128
Unrealized foreign exchange loss	(991)	(591)
Other income	4,801	1,337
Income before taxes and share of result of equity method investments	29,484	34,825
Income taxes	143	(1,036)
Share of result of equity method investments	(904)	2,596
Net income	28,723	36,385
Net income attributable to non-controlling interest	(1,687)	(923)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$27,036	$35,462

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.39	$0.55
Diluted:	$0.39	$0.54
Weighted average number of shares outstanding in the period:
Basic:	69,380,259	64,936,248
Diluted:	70,093,465	65,630,318

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands)
Net income	$28,723	$36,385
Other comprehensive income:
Foreign currency translation gain	394	(313)
Total comprehensive income	$29,117	$36,072

Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	$27,430	$35,149
Non-controlling interest	1,687	923
Total comprehensive income	$29,117	$36,072

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheet
(Unaudited)

	As at December 31, 2025	As at March 31, 2026
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$154,950	$150,023
Restricted cash	49,921	49,583
Accounts receivable, net of allowance for credit losses	34,808	42,999
Accrued income	7,832	9,584
Prepaid expenses and other current assets	19,466	20,991
Bunkers and other inventory	15,412	14,188
Insurance receivable	6,520	11,030
Amounts due from related parties	6,542	7,620
Total current assets	295,451	306,018

Non-current assets
Vessels, net	1,601,045	1,561,089
Vessels under construction	115,321	117,601
Assets held for sale	7,761	15,231
Property, plant and equipment, net	302	273
Intangible assets, net of accumulated amortization	360	314
Equity method investments	247,935	245,741
Derivative assets	1,372	1,091
Right-of-use asset	1,282	4,400
Other non-current assets	8,285	8,285
Total non-current assets	1,983,663	1,954,025
Total Assets	$2,279,114	$2,260,043

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$168,066	$170,943
Current portion of operating lease liabilities	1,203	947
Accounts payable	12,641	12,079
Accrued expenses and other liabilities	35,450	42,940
Accrued interest	4,084	6,201
Deferred income	27,283	30,819
Derivative liability	2,219	345
Total current liabilities	250,946	264,274

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	593,960	587,818
Senior unsecured bond, net of deferred financing costs	138,183	138,302
Operating lease liabilities, net of current portion	1,636	4,956
Deferred income	18,000	18,000
Deferred tax liabilities	19,648	19,983
Total non-current liabilities	771,427	769,059
Total liabilities	1,022,373	1,033,333
Commitments and contingencies
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 61,699,971 shares issued and outstanding at March 31, 2026 (December 31, 2025: 65,250,444)	653	618
Additional paid-in capital	799,433	799,877
Accumulated other comprehensive loss	(408)	(721)
Retained earnings	427,162	396,112
Total Navigator Holdings Ltd. Stockholders’ Equity	1,226,840	1,195,886
Non-controlling interest	29,901	30,824
Total equity	1,256,741	1,226,710
Total Liabilities and Stockholders’ Equity	$2,279,114	$2,260,043

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the Three Months Ended March 31, 2026:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2026	65,250,444	$653	$799,433	$(408)	$427,162	$29,901	$1,256,741
Restricted shares issued	—	—	—	—	—	—	—
Unrestricted shares issued	—	—	—	—	—	—	—
Net income	—	—	—	—	35,462	923	36,385
Foreign currency translation	—	—	—	(313)	—	—	(313)
Dividend paid	—	—	—	—	(4,319)	—	(4,319)
Repurchase of common stock	(3,550,473)	(35)	—	—	(62,193)	—	(62,228)
Share-based compensation plan	—	—	444	—	—	—	444
March 31, 2026	61,699,971	$618	$799,877	$(721)	$396,112	$30,824	$1,226,710

For the Three Months Ended March 31, 2025:

	(in thousands, except share data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2025	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364
Restricted shares issued	—	—	—	—	—	—	—
Unrestricted shares issued	243	—	—	—	—	—	—
Net income	—	—	—	—	27,036	1,687	28,723
Foreign currency translation	—	—	—	394	—	—	394
Dividend declared	—	—	—	—	(3,463)	(1,600)	(5,063)
Repurchase of common stock	(136,295)	(1)	—	—	(1,930)	—	(1,931)
Share-based compensation plan	—	—	352	—	—	—	352
March 31, 2025	69,261,596	$694	$801,152	$(154)	$426,165	$40,982	$1,268,839

See accompanying notes to condensed unaudited consolidated financial statements.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

%%%%%%C	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands)
Cash flows from operating activities
Net income	$28,723	$36,385
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss/(gain) on non-designated derivative instruments	2,262	(1,593)
Depreciation and amortization	34,186	31,933
Payment of drydocking costs	(4,202)	(7,090)
Profit from sale of vessels	—	(12,064)
Share-based compensation expense	352	444
Amortization of deferred financing costs	790	776
Share of results of equity method investments	904	(2,596)
Deferred taxes	(490)	335
Repayments under operating lease obligations	(397)	(400)
Net other income	(4,801)	(1,337)
Other unrealized foreign exchange loss/(gain)	781	274
Changes in operating assets and liabilities
Accounts receivable	(3,870)	(8,191)
Insurance claims receivables	(2,662)	(4,510)
Bunkers and lubricant oils	(1,778)	1,224
Accrued income, prepaid expenses and other current assets	(2,907)	(3,277)
Accounts payable, accrued interest, accrued expenses and other liabilities	15,304	12,581
Amounts from related parties	1,110	(1,078)
Net cash provided by operating activities	63,305	41,816
Cash flows from investing activities
Additions to vessels and equipment	(83,741)	(44)
Additions to vessels under construction	(20,580)	(794)
Contributions to equity method investments	(4,000)	—
Distributions from equity method investments	—	4,790
Investment in preferred securities	(1,250)	—
Net proceeds from sale of vessels	—	19,958
Insurance recoveries	2,014	—
Net cash (used in)/provided by investing activities	(107,557)	23,910
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	74,600	26,754
Direct financing cost of secured term loan and revolving credit facilities and unsecured bonds	(261)	(1,338)
Repurchase of share capital	(1,931)	(62,228)
Repayment of secured term loan facilities and revolving credit facilities	(26,344)	(29,269)
Dividend paid to non-controlling interest	(1,600)	—
Dividends paid	—	(4,319)
Net cash provided by/(used in) financing activities	44,464	(70,400)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(991)	(591)
Net decrease in cash, cash equivalents and restricted cash	(779)	(5,265)
Cash, cash equivalents and restricted cash at beginning of period	139,797	204,871
Cash, cash equivalents and restricted cash at end of period	$139,018	$199,606

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$10,488	$10,729
Total tax paid during the period	451	317
Cash, cash equivalents	91,032	150,023
Restricted cash	47,986	49,583
Cash, cash equivalents and restricted cash	$139,018	$199,606

See accompanying notes to condensed unaudited consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Basis of Presentation

General Information

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of March 31, 2026, the Company owned and operated 55 gas carriers (the “Vessels”), each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 27 were ethylene and ethane-capable vessels.

The Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”) in September 2022, which joint venture entity acquired two 17,000 cbm, 2018-built ethylene-capable liquefied gas carriers, and three 22,000 cbm, 2019-built ethylene-capable liquefied gas carriers.

The Company entered into a joint venture (the “Amon Joint Venture”) with Amon Gas Holdings AS ("Amon Gas") in July 2025. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd., to build two 51,530 cubic meter capacity ammonia-fueled liquefied ammonia carriers (the “Ammonia Newbuild Vessels”), which will also be capable of carrying liquefied petroleum gas. Deliveries for the Ammonia Newbuild Vessels are scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel. At March 31, 2026, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%, which is consolidated in our consolidated financial statements. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% upon delivery of the vessels in 2028.
The Company owns a 50% share, through a joint venture with Enterprise Products Partners (the “Export Terminal Joint Venture”), of an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”), which has the capacity to export at least 1.55 million tons of ethylene per year.

Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.

Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and related Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In our opinion, all adjustments consisting of normal recurring items, necessary for a fair statement of financial position, operating results and cash flows have been included in the unaudited interim condensed consolidated financial statements and related notes. The unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025, included in our Annual Report on Form 20-F filed with the SEC on March 12, 2026 (the “2025 Annual Report”). The year-end condensed balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results for the three months ended March 31, 2026, are subject to seasonal and other fluctuations and are not necessarily indicative of results for the year ending December 31, 2026, or any other future periods.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIE”) for which the Company is a primary beneficiary (please read Note 14. Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated on consolidation. References to joint venture include all operations under joint arrangements for accounting purposes.
Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could give rise to substantial doubt about the Company’s ability to continue as a going concern within 12 months after the financial statements are issued. As part of the evaluation, and among other things, management has considered the following:

•our current financial condition and liquidity sources, including current funds available and forecasted future cash flows; and
•the severity and duration of any world events and armed conflicts, including the Russian-Ukrainian war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the global economy generally, as well as possible effects of trade disruptions and trade tariffs;
Following the evaluation, Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Company's 2025 Annual Report. There have been no material changes to these policies in the three months ended March 31, 2026.

Recent Accounting Pronouncements
New accounting standards issued as of March 31, 2026, may affect future reporting by Navigator Holdings Ltd. The Company's 2025 Annual Report contains a list of such accounting pronouncements that may be relevant in the future and no new material accounting pronouncements were announced during the three months ended March 31, 2026 and through the date of this filing. The impact of these pronouncements on the Company's financial reporting was assessed and the Company concluded that no material impact for current and future reporting periods is expected.
2. Operating Revenues

The following table discloses operating revenues by contract type for the three months ended March 31, 2026, and 2025:

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands)
Time charters	$87,184	$81,423
Voyage charters	52,719	48,414
Operating revenues from Unigas Pool	11,504	10,782
Total operating revenues	$151,407	$140,619

Time Charter Revenue

As of March 31, 2026, 32 of the Company’s 47 operated vessels (excluding the eight vessels operating within the independently managed Unigas Pool) were subject to time charters, 22 of which will expire within one year, 6 of which were to expire within three years, and 4 of which will expire within six years from the balance sheet date (December 31, 2025: 29 of the Company’s 49 operated vessels were subject to time charters, 19 of which were to expire within one year, seven of which were to expire within three years, and three of which were to expire within five years). The estimated undiscounted cash flows for committed time charter revenues that are expected to be received on an annual basis for ongoing time charters, as of March 31, 2026, are as follows:

(in thousands of U.S. dollars)
Within 1 year	$195,966
In the second year	69,932
In the third year	53,997
In the fourth year	19,308
Thereafter	$22,274
$361,477

For time charter revenue accounted for under ASC 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheet as of March 31, 2026, was $1.4 million (December 31, 2025: $1.5 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheet as of March 31, 2026, was $30.5 million (December 31, 2025: $27.2 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from March 31, 2026.

Voyage Charter Revenue
Voyage charter revenue, which includes revenue from contracts of affreightment, is shown net of address commissions.

As of March 31, 2026, for voyage charter and contract of affreightment services accounted for under ASC 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheet was $5.5 million (December 31, 2025: $3.2 million). Changes in the contract asset balance between balance sheet dates reflects income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment.

The period opening and closing balance of receivables from voyage charters, including contracts of affreightment, was $14.1 million and $16.0 million, respectively, as of March 31, 2026 (December 31, 2025: $19.5 million and $14.1 million, respectively) and is reflected within net accounts receivable on the Company’s unaudited condensed consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $2.1 million as of March 31, 2026 (December 31, 2025: $0.9 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheet.

3. Vessels

	Vessels	Drydocking	Total
	(in thousands)
Cost
January 1, 2026	$2,396,180	$95,625	$2,491,805
Additions	44	7,090	7,134
Transfer to assets held for sale	(36,141)	(3,365)	(39,506)
Write-offs of fully amortized assets	(444)	(3,569)	(4,013)
March 31, 2026	2,359,639	95,781	2,455,420

Accumulated Depreciation
January 1, 2026	838,992	51,768	890,760
Charge for the period	25,955	5,904	31,859
Transfer to assets held for sale	(22,057)	(2,218)	(24,275)
Write-offs of fully amortized assets	(444)	(3,569)	(4,013)
March 31, 2026	842,446	51,885	894,331

Net Book Value
December 31, 2025	1,557,188	43,857	1,601,045
March 31, 2026	$1,517,193	$43,896	$1,561,089

Navigator Pegasus, a 2009-built 22,200 cbm semi-refrigerated handysize gas carrier, was held for sale at March 31, 2026, and was subsequently sold to a third party and delivered on April 17, 2026, for net proceeds of $30.5 million, generating a profit on sale of approximately $15.2 million.

The cost and net book value as of March 31, 2026, of the 32 vessels that were contracted under time charter arrangements (please read Note 2—Operating Revenues for additional information) were $1,688 million and $1,037 million, respectively (December 31, 2025: $1,539 million and $974 million, respectively, for 29 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (please read Note 7. Secured Term Loan Facilities and Revolving Credit Facilities, for additional information) was $1,410 million as of March 31, 2026 (December 31, 2025: $1,430 million).

4. Assets held for sale

	December 31, 2025	March 31, 2026
	(in thousands)
As of January 1, 2025 and 2026	—	7,761
Reclassification from Vessels	7,761	15,231
Vessels disposal	—	(7,761)
Total assets held for sale December 31, 2025 and March 31, 2026	$7,761	$15,231

Navigator Saturn, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier was held for sale at December 31, 2025, and was subsequently sold to a third and delivered on January 28, 2026, for net proceeds of $15.9 million, generating a profit on sale of approximately $10.3 million.

Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was held for sale at December 31, 2025, and was subsequently sold to a third party and delivered on January 28, 2026, for net proceeds of $4.0 million, generating a profit on sale of approximately $1.8 million.

Navigator Pegasus, a 2009-built 22,200 cbm semi-refrigerated handysize gas carrier was held for sale at March 31, 2026, and was subsequently sold to a third and delivered on April 17, 2026, for net proceeds of $30.5 million, generating a profit on sale of approximately $15.2 million.

5. Vessels Under Construction

On August 20, 2024, the Company entered into contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China (the “Original Newbuild Vessels”). On November 21, 2024, the Company exercised an option and entered into contracts to build two additional newbuild vessels of the same specification and price (the “Additional Newbuild Vessels” and together with the Original Newbuild Vessels, the “ Four Ethylene Newbuild Vessels”). The Four Ethylene Newbuild Vessels, (Navigator Polaris, Navigator Proxima, Navigator Parsec, and Navigator Pleione), are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

On July 27, 2025, the Company announced that it had entered into the Amon Joint Venture, which intends to acquire the two Ammonia Newbuild Vessels. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel.

	December 31, 2025	March 31, 2026
	(in thousands)
As of January 1, 2025 and 2026	$41,589	$115,321
Additions to vessels under construction	68,526	794
Capitalized interest	5,206	1,486
Vessel under construction at December 31, 2025 and March 31, 2026	$115,321	$117,601
6. Equity Method Investments

Interests in investments are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of the equity-accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Share of results from equity method investments, excluding amortized costs, recognized in the share of results of equity method investments for the three months ended March 31, 2026, was a profit of $2.6 million (three months ended March 31, 2025: a loss of $0.9 million).

As of December 31, 2025, and March 31, 2026, we had the following participation interests in investments that are accounted for using the equity method:

	December 31, 2025	March 31, 2026
Enterprise Navigator Ethylene Terminal L.L.C. ("Export Terminal Joint Venture")	50%	50%
Unigas International B.V. ("Unigas")	33.3%	33.3%
Dan Unity CO2 A/S ("Dan Unity")	50%	50%
Luna Pool Agency Limited ("Luna Pool Agency")	50%	50%
Azane Fuel Solutions AS ("Azane")	9.5%	9.5%
Bluestreak CO2 Limited ("Bluestreak")	50%	50%

The table below shows the movement in the Company’s equity method investments, for the year ended December 31, 2025, and the three months ended March 31, 2026:

	Year ended December 31, 2025	Three months ended March 31, 2026
	(in thousands)
Equity method investments at January 1, 2025 and 2026	$253,729	$247,935
Equity contributions to joint venture entity	4,000	—
Share of results	8,036	2,596
Distributions received from equity method investments	(17,830)	(4,790)
Equity method investments at December 31, 2025 and March 31, 2026	$247,935	$245,741

Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)

In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of March 31, 2026, the Company has contributed $274.5 million to the Export Terminal Joint Venture for our share of the capital cost for the construction of the Ethylene Export Terminal and for an expansion of the Ethylene Export Terminal, which expansion completed in December 2024.

Capitalized interest and associated costs are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of March 31, 2026 the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $4.9 million (December 31, 2025: $4.9 million). The costs amortized in both the three months ended March 31, 2026, and 2025, were $0.3 million million and this is presented in the share of results of equity method investments within our consolidated statements of operations.

Unigas International B.V. ("Unigas B.V.")
Unigas B.V., based in the Netherlands, is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas B.V. is the operator of the Unigas Pool. The Company owns a 33.3% equity interest in Unigas B.V. and accounts for it using the equity method. It was recognized initially at fair value and our consolidated financial statements will include our share of Unigas B.V.’s profit or loss and other comprehensive income.

Dan Unity CO2 A/S ("Dan Unity")

In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating the joint venture Dan Unity, a Danish entity, to undertake commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method and we exercise joint control over the operating and financial policies of Dan Unity. As of March 31, 2026, we have recognized the Company’s initial investment at cost along with the Company’s share of the profit or loss and other comprehensive income of equity accounted investees.

Luna Pool Agency Limited ("Luna Pool Agency")
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited (the “Luna Pool Agency”) was incorporated in May 2020. The pool participants jointly own the Luna Pool Agency on an equal basis, and have equal board representation. As of March 31, 2026, we have recognized the Company’s initial investment of one British pound in the Luna Pool Agency within equity method investments on our consolidated balance sheet. The Luna Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.
Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling to facilitate the transition to green fuels for shipping. The Company acquired a 9.5% equity interest in Azane on October 25, 2023, and accounts for it using the equity method. It was recognized initially at cost.

Azane intends to build the world’s first ammonia bunkering network and operate ammonia bunkering infrastructure. Azane intends to become the missing link between ammonia production, and trade and vessels wishing to use ammonia as fuel. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel handling technology.

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50%/50% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage unit or a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regulatory approvals and other customary closing conditions.

7. Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of all secured term loan facilities, revolving credit facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2025 and March 31, 2026:

	December 31, 2025	March 31, 2026
	(in thousands)
Current Liabilities
Current portion of secured term loan facilities and revolving credit facilities	$170,164	$174,056
Less: current portion of deferred financing costs	(2,098)	(3,113)
Current portion of secured term loan facilities and revolving credit facilities, net of deferred financing costs	$168,066	$170,943
Non-Current Liabilities
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	$597,721	$591,315
Less: non-current portion of deferred financing costs	(3,761)	(3,497)
Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$593,960	$587,818

On March 2, 2026, the Company and certain of its subsidiaries entered into a $133.8 million senior secured pre- and post-delivery term loan (the “March 2026 Senior Secured Term Loan”) with ABN AMRO Bank N.V., Credit Agricole Corporate & Investment Bank and, Nordea Bank Abp, filial i Norge to partially finance the construction across two tranches of two of its ethylene newbuild vessels, Navigator Parsec and Navigator Pleione, and will use cash on hand to pay the remainder of the construction costs. The March 2026 Senior Secured Term Loan matures five years after delivery of the second vessel, and the borrowers have the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery period and then each tranche amortizes from each vessel delivery, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points. As of March 31, 2026, the facility was partially drawn in the amount of $26.8 million.

The Company expects to finance the cost of its other two ethylene newbuild vessels, Navigator Proxima and Navigator Polaris, and its two ammonia vessels, Navigator Amundsen and Navigator Archer, using debt and cash on hand, and the Company is well-progressed with arranging such third-party debt finance, targeting closing in May and June 2026 respectively.

8. Senior Unsecured Bonds

On October 17, 2024, the Company issued an aggregate principal amount of $100 million of new Senior Unsecured Bonds in the Nordic bond market (the "October 2024 Bonds"). The net proceeds of the October 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds. The borrowing limit under the bond terms governing the October 2024 Bonds is $200 million.

On March 28, 2025, pursuant to an addendum (the “March 2025 Bond Tap Issue Addendum”), the Company completed an additional aggregate principal tap issue of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds and bearing the same coupon rate as the October 2024 Bonds (the “March 2025 Bond Tap Issue”). The March 2025 Bond Tap Issue matures in October 2029, in line with the October 2024 Bonds, and also bears a fixed coupon of 7.25% per annum payable semi-annually in arrears on April 30 and October 30. Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

On September 3, 2025, the October 2024 Bonds (and the March 2025 Bond Tap Issue under the same bond terms) were listed on the Nordic ABM, which is operated and organized by Oslo Børs ASA and governed by Norwegian law.

The following table shows the breakdown of our Senior Unsecured Bonds and total deferred financing costs as of March 31, 2026, and December 31, 2025:

	December 31, 2025	March 31, 2026
	(in thousands)
October 2024 Bond issuance	$100,000	$100,000
March 2025 Bond Tap issuance	40,000	40,000
Less deferred financing costs	(1,817)	(1,698)
Total bonds, net of deferred financing costs	$138,183	$138,302

9. Derivative Instruments Accounted for at Fair Value
Interest Rate risk

The Company has a number of existing vessel loan facilities with associated amortizing fixed interest rate swaps. As of March 31, 2026, the interest rate swaps had a net positive fair value to the Company of $0.7 million compared to a net negative fair value of $0.8 million to the Company as of December 31, 2025. There were unrealized gains of $1.6 million on the fair value of the swaps for the three months ended March 31, 2026, compared to unrealized losses of $2.3 million for the three months ended March 31, 2025.
These fixed interest rate swaps are typically entered into with the financial institutions that are also lenders under our loan facilities. The interest rate payable by the Company under these interest rate swap agreements is SOFR plus a fixed margin of between 3.93% and 5.75%. The interest rate receivable by the Company under these interest rate swap agreements is typically 3-month SOFR, calculated on a 360-day year basis and which resets every three months.
All interest rate swaps are remeasured to fair value at each reporting date and have been categorized as Level Two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of March 31, 2026.
As of March 31, 2026, we held the following interest rate swaps that partially hedge our variable-rate loan facilities:

Facility	Hedged notional amount	Fixed rate	Variable rate
	(in thousands)
October 2013 DB Credit Facility A	5,987	4.05%	Comp SOFR
July 2015 DB Credit Facility B	13,956	3.99%	Comp SOFR
July 2015 Santander Credit Facility B	13,956	3.93%	Comp SOFR
March 2023 Secured Term Loan	75,113	5.75%	Comp SOFR
August 2024 Secured Term Loan and RCF	64,464	5.46%	Term SOFR
May 2025 Senior Secured Term Loan and RCF	165,821	5.31%	Term SOFR
	$339,297
The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2026, and December 31, 2025.

		December 31, 2025	March 31, 2026
		(in thousands)
	Fair Value Hierarchy	Fair Value Asset/(Liability)	Fair Value Asset/(Liability)
Interest rate swap agreements Assets	Level 2	$1,372	$1,091
Interest rate swap agreements Liability	Level 2	(2,219)	(345)
		$(847)	$746

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of unfavorable movements in interest rates.
The Company held no derivatives designated as hedges as of March 31, 2026 or December 31, 2025.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

Foreign Currency Exchange Rate risk

All foreign currency-denominated monetary assets and liabilities are revalued and reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences which do not impact our cash flows.

Credit risk

The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap agreements. As of March 31, 2026, the Company is exposed to credit risk where interest rate swaps are in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

The fair value of our interest rate swap agreements is the estimated present value of future cash flows that we would pay/receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.

The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates may experience significant volatility in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties of the Company may also materially impact the fair values of our swap agreements.

10. Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company as of March 31, 2026, and December 31, 2025, consist of cash, cash equivalents, and restricted cash and accounts receivable. The principal financial liabilities of the Company as of March 31, 2026, and December 31, 2025, consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2024 Bonds (including the March 2025 Bond Tap Issue) and do not include deferred financing costs.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The October 2024 Bonds (including the March 2025 Bond Tap Issue) are classified as a Level 2 liability and the fair values have been calculated based on indirectly observed data based on the most recent trades prior to March 31, 2026. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset quarterly. This has been categorized at Level 2 on the fair value measurement hierarchy as of March 31, 2026.

The following table includes the estimated fair value and carrying value of those assets and liabilities where fair value approximates carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

	December 31, 2025			March 31, 2026
	(in thousands)
	Fair Value Hierarchy	Carrying Amount (Liability)	Fair Value (Liability)	Fair Value Hierarchy	Carrying Amount (Liability)	Fair Value (Liability)
2024 Bonds (Note 8)	Level 2	$(140,000)	$(141,400)	Level 2	$(140,000)	$(140,840)
Secured term loan and revolving credit facilities (Note 7)	Level 2	$(767,885)	$(767,885)	Level 2	$(765,371)	$(765,371)

11. Earnings Per Share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the three months ended March 31, 2026 and 2025:

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands except for share data)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$27,036	$35,462

Basic weighted average number of shares	69,380,259	64,936,248
Effect of dilutive potential share options	713,206	694,070
Diluted weighted average number of shares	70,093,465	65,630,318

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic earnings per share	$0.39	$0.55
Diluted earnings per share	$0.39	$0.54

12. Commitments and Contingencies

The schedule below summarizes our future contractual obligations as of March 31, 2026:

	2026	2027	2028	2029	2030	Thereafter	Total

Secured term loan and revolving credit facilities	$140,896	$120,538	$161,469	$126,972	$39,612	$175,884	$765,371
2024 Bonds	—	—	—	140,000	—	—	140,000
Vessels under construction (1)	62,340	249,300	164,550	—	—	—	476,190
Office operating leases (2)	939	1,247	1,244	1,129	1,104	1,183	6,846
Total contractual obligations	$204,175	$371,085	$327,263	$268,101	$40,716	$177,067	$1,388,407

1.In August 2024, the Company has entered into four contracts to build the Four Ethylene Newbuild Vessels with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China. The Four Ethylene Newbuild Vessels are under construction and are scheduled to be delivered to the Company in March 2027, July 2027 November 2027, and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

In July 2025, the Company announced that the Amon Joint Venture intends to acquire the Ammonia Newbuild Vessels. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel.

2.The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a break option in February 2027 (the "Break Option"), which is the fifth anniversary of the lease commencement date. It is a requirement under lease that the Break Option be declared 12 months in advance, and in January 2026 the Company agreed not to declare the Break Option in return for the removal of an upward-only rent review clause in the lease in relation to the second five-year period of the lease. The gross rent (excluding services charges and business rates) per year for our office lease is approximately $1.1 million.

The Company occupies office space in Copenhagen with a lease that expired in December 2025. The Company will continue to occupy the office space on a 6-month rolling basis until a new lease is entered into. The monthly lease payments are dependent on foreign exchange rates and the gross rent per month payable in Danish Kroner is approximately $15,000.

The lease term for our office in Gdynia, Poland which commenced in April 2024 is for a period of 5 years to March 30, 2029. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Euros is approximately $0.1 million.

The Company entered into a new 43-month lease for office space in Houston that commenced on April 1, 2025. The annual gross rent under the lease payable in U.S. Dollars is approximately $41,000.

The lease term for our office in Manila, Philippines commenced in July 2025 and expires in June 2028. The gross rent per year for our office lease is approximately $0.1 million.

13. Cash, Cash Equivalents and Restricted Cash
The following table shows the breakdown of cash, cash equivalents and restricted cash as of March 31, 2026 and December 31, 2025:

	December 31, 2025	March 31, 2026
	(in thousands)
Cash and cash equivalents	$154,674	$149,596
Cash and cash equivalents held by VIE	276	427
Restricted cash	49,921	49,583
Total cash, cash equivalents and restricted cash	$204,871	$199,606

Amounts included in restricted cash represent cash in blocked deposit accounts that are required to be deposited in accordance with the terms of a number of the Company's secured term loans with banking institutions and funds held by our variable interest entity PT Navigator Khatulistiwa ("PTNK"). Restricted cash is deemed not available for daily operational use.

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations related to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities related to nine individuals and concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and was ordered to pay compensation of approximately $173 million. On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Indonesia and we continue to monitor developments.

We are not aware of any link or connection between the Company or PTNK, our Indonesian joint venture, and the investigation or its findings other than through Mr. Adrianto, who served as a director of PTNK until September 2025, when he was replaced as a director of PTNK.

Following this, we continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.

14. Variable Interest Entities

As of March 31, 2026, the Company's VIEs had total assets and liabilities of $88.4 million and $36.2 million respectively which have been included in the Company’s consolidated balance sheet as of that date (December 31, 2025: $92.5 million and $29.5 million).
PT Navigator Khatulistiwa

As of December 31, 2025 and March 31, 2026, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of PT Navigator Khatulistiwa common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.

Navigator Crewing Services Philippines Inc. and Navigator Gas Services Philippines Inc.

We own a 25% and a 40% share in Navigator Crewing Services Philippines Inc. (“NCSPI”) and Navigator Gas Services Philippines Inc. (“NSSPI”), respectively. These companies were established primarily to provide marine services as principals or agents to ship owners, ship operators, and managers engaged in international maritime business, and business support services.

The Company has determined that it has a variable interest in NCSPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact NCSPI’s and NSSPI’s economic performance.

15. Related Party Transactions

The following table summarizes our transactions with related parties for the three months ended March 31, 2026 and 2025:

	Three months ended March 31, 2025	Three months ended March 31, 2026
	(in thousands)
Net expenses
Luna Pool Agency Limited	$(2)	$(1)
Ultranav Business Support ApS	(21)	(13)
	$(23)	$(14)

The following table sets out the balances due from related parties as of December 31, 2025 and March 31, 2026:

	December 31, 2025	March 31, 2026
	(in thousands)
Luna Pool Agency Limited	$1,532	$1,561
Unigas Pool	5,010	6,059
	$6,542	$7,620

As of March 31, 2026, Ultranav International ApS held a 34.4% share in the Company and BW Group Limited held a 11.2% share in the Company and they are our principal shareholders. They may exert considerable influence on the Company's directors and significant corporate actions.

16. Subsequent Events

Capital Return Policy

On May 6, 2026, the Company's Board of Directors declared a cash dividend of $0.07 per share of the Company’s common stock for the quarter ended March 31, 2026, under the Company's Capital Return Policy, payable on June 10, 2026, to all shareholders of record as of the close of business U.S. Eastern time on May 20, 2026, (the "Dividend"). The aggregate amount of the Dividend is expected to be approximately $4.3 million, which the Company anticipates will be funded from cash on hand.

Also as part of the Company's Capital Return Policy for the quarter ended March 31, 2026, the Company expects to repurchase approximately $6.3 million of common stock between May 8, 2026, and June 30, 2026, subject to operating needs, market conditions, legal requirements, stock price and other circumstances, such that the Dividend and share repurchases together equal 30% of net income for the quarter ended March 31, 2026.

On May 5, 2026, the Board of Directors of the Company approved a revision to the Company's existing Capital Return Policy first announced in May 2023 and revised in November 2025 (the "2026 Revised Capital Return Policy") to take effect from and applying to, the quarter ending June 30, 2026. Under the 2026 Revised Capital Return Policy, the Company intends, subject to operating needs and other circumstances, to pay its existing quarterly cash dividend of $0.07 per share (the "Fixed Element") and return additional capital in the form of further cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable component, together equal 35% of net income for the applicable quarter, increased from 30% of net income under the Company's existing Capital Return Policy. Declarations of any dividends in the future, and the amount of any such dividends under the 2026 Revised Capital Return Policy, are subject to approval by the Company's Board.

The 2026 Revised Capital Return Policy does not oblige Navigator to pay any dividends or repurchase any of its shares and the 2026 Revised Capital Return Policy, including dividends and repurchases of shares of common stock, may be suspended, discontinued or modified by the Company at any time, for any reason.

Unigas

On April 14, 2026, the Company signed a non-binding letter of intent with Bernhard Schulte (Singapore) Holdings Pte. Ltd. (“Bernhard Schulte”) and Sloman Neptun Schiffahrts-Aktiengesellschaft ("Sloman Neptune") for the sale by the Company to Bernhard Schulte and Sloman Neptun of eight gas carriers (the “Unigas Vessels”) as well as the Company’s shareholding in Unigas International B.V. ("Unigas B.V."), the entity which commercially manages the Unigas Vessels (the "Unigas Pool"), for an aggregate purchase price of approximately $183 million (the "Proposed Unigas Transaction"). The combined book value and outstanding loan facilities in respect of the Unigas Vessels and the Company's holding in Unigas B.V. in the Company's accounts at March 31, 2026, were approximately $117 million and $54 million respectively. Closing of the Proposed Unigas Transaction is subject to the execution of definitive vessel and share sale documentation, approval by the boards of directors of Navigator Gas, Bernhard Schulte and Sloman Neptun, any regulatory approvals, and other customary closing conditions. The parties anticipate closing the Proposed Unigas Transaction by the fourth quarter of 2026. We cannot assure you that the Proposed Unigas Transaction will be completed on the terms set out in the non-binding letter of intent as described above, or at all.

Company Redomiciliation

On April 19, 2026, in connection with the Company's previously disclosed intention to change its corporate domicile from the Marshall Islands to England and Wales (the "Company Redomiciliation") further details of which can be found in the Company's 2025 Annual Report, the Company's vessel, Navigator Taurus was transferred from its subsidiary Navigator Taurus L.L.C., a Marshall Islands subsidiary, to Navigator Taurus Ltd, a newly incorporated subsidiary in England and Wales. The Company expects to continue to redomicile further of its subsidiaries to newly formed entities in England and Wales as part of the wider project to change Company's corporate domicile.

Vessel Sales

Navigator Pegasus, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier, was held for sale as of March 31, 2026, and was subsequently sold to an independent third party on April 17, 2026, for net proceeds of $30.5 million, generating a profit on sale of approximately $15.2 million.

Revolving credit facilities

On April 2, 2026, in light of ongoing geopolitical developments in the Middle East and related market uncertainty, the Company drew $28.5 million of the revolving credit portion of its $111.8 million December 2022 Term Loan and Revolving Credit Facility and $62.9 million of the revolving credit portion of its $147.6 million August 2024 Term Loan and Revolving Credit Facility, totaling $91.4 million as a precautionary liquidity measure, placing the money on deposit. The Company continues to monitor market conditions and intends to repay the revolving credit amounts when conditions stabilize, subject to the availability of cash and cash equivalents and other capital allocation considerations.

Our Fleet

The following table provides details of our vessels as of May 6, 2026:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Current Time Charter Expiration Date

Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	November 2031
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2029
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2029
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2029

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto	2000	22,085	Spot Market	Ethane	—
Navigator Atlas	2014	21,000	Time Charter	Ethylene	June 2026
Navigator Europa	2014	21,000	Spot Market	Ethane	—
Navigator Oberon	2014	21,000	Time Charter	Ethane	October 2026
Navigator Triton	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio	2015	21,000	Time Charter	Ethane	December 2026
Navigator Luna	2018	17,000	Spot Market	Ethylene	—
Navigator Solar	2018	17,000	Time Charter	Ethylene	March 2027
Navigator Castor	2019	22,000	Spot Market	Ethylene	—
Navigator Equator	2019	22,000	Spot Market	Ethylene	—
Navigator Vega	2019	22,000	Time Charter	Ethane	June 2026
Navigator Hyperion	2010	17,300	Spot Market	Ethylene	—
Navigator Titan	2010	17,300	Spot Market	Ethylene	—
Navigator Vesta	2010	17,300	Spot Market	Ethylene	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	June 2026
Navigator Capricorn	2008	20,750	Time Charter	LPG	December 2026
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	June 2026
Navigator Scorpio	2009	20,750	Time Charter	LPG	September 2026
Navigator Taurus	2009	20,750	Time Charter	LPG	November 2026
Navigator Virgo	2009	20,750	Time Charter	LPG	May 2026
Navigator Leo	2011	20,600	Time Charter	LPG	July 2026
Navigator Libra	2012	20,600	Time Charter	LPG	May 2026
Navigator Atlantic (Previously Atlantic Gas)	2014	22,000	Time Charter	LPG	July 2026
Adriatic Gas	2015	22,000	Spot Market	LPG	—
Navigator Balearic (Previously Balearic Gas)	2015	22,000	Time Charter	LPG	June 2026
Navigator Celtic (Previously Celtic Gas)	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2027
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2027
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2027
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2027
Bering Gas	2016	22,000	Time Charter	LPG	June 2026
Navigator Luga	2017	22,000	Spot Market	LPG	—
Navigator Yauza	2017	22,000	Time Charter	Ammonia	July 2026
Arctic Gas	2017	22,000	Spot Market	LPG	—
Pacific Gas	2017	22,000	Time Charter	LPG	May 2026

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Current Time Charter Expiration Date

Fully-refrigerated handy/midsize
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2027
Navigator Grace	2010	22,500	Spot Market	LPG	—
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	June 2026
Navigator Genesis	2011	22,500	Time Charter	LPG	May 2026
Navigator Global	2011	22,500	Time Charter	LPG	March 2027
Navigator Gusto	2011	22,500	Time Charter	Ammonia	August 2026
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor*	2008	9,000	Unigas Pool	—	—
Happy Pelican*	2012	6,800	Unigas Pool	—	—
Happy Penguin*	2013	6,800	Unigas Pool	—	—
Happy Kestrel*	2013	12,000	Unigas Pool	—	—
Happy Osprey*	2013	12,000	Unigas Pool	—	—
Happy Peregrine*	2014	12,000	Unigas Pool	—	—
Happy Albatross*	2015	12,000	Unigas Pool	—	—
Happy Avocet*	2017	12,000	Unigas Pool	—	—
*denotes our owned vessels that are commercially managed within the independently managed Unigas Pool.

PART II. First Quarter 2026 Conference Call Details

Navigator Holdings Ltd. First Quarter 2026 Earnings Webcast and Presentation

On Wednesday, May 6, 2026, at 11:00 A.M. U.S. Eastern Time., the Company’s management team will host an online webcast to present and discuss the financial results for the first quarter of 2026.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_7GbqCJBiQkWKz6KzwmNasg

Webinar ID: 829 9020 7491
Passcode: 754370

Participants can also join by phone by dialing:

United States: +1 929 205 6099
United Kingdom:+44 330 088 5830

A full list of U.S. and international numbers is available via the following link:
International Dial-in numbers

The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 5 minutes prior to the start.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD

Date:	By:	/s/ Gary Chapman
May 6, 2026	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial